United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Press Release
PROPOSAL FOR AMENDMENT OF THE BY-LAWS OF
COMPANHIA VALE DO RIO DOCE
     To all Shareholders,
     The management of Companhia Vale do Rio Doce, (“CVRD” or “Company”) hereby presents to you, the Shareholders of CVRD, for approval during the Extraordinary General Meeting of CVRD Shareholders,, a proposal to amend certain articles and items in CVRD’s By-laws. Our broad goals are to increase the maximum number of Executive Board members from nine (9) to eleven (11) and to enable more Executive Officers to participate at meetings by authorizing Executive Officers who are not physically present at headquarters to participate in meetings through alternative means of communication.
     In addition to these broad goals, CVRD proposes improving certain articles of the By-laws. Specifically, CVRD proposes establishing procedures for replacing Executive Officers during periods of temporary leave, authorizing Board of Directors’ meetings to take place at locations other than the Company’s headquarters, and adjusting the responsibilities of the Executive Development Committee and Governance and Sustainability Committee.
     If the present proposal is approved, the following articles and items of the Company’s ByLaws shall be adjusted as follows:
I.	In order to authorize the Board of Directors’ meetings to take place at locations other than the Company’s headquarters under exceptional circumstances, a sole paragraph shall be added to Article 12. Such modified Article 12 shall read as follows:

“Art. 12 (...)

Sole Paragraph — The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location.”

II.	In order to increase the maximum number of Executive Officers from 9 (nine) to eleven (11), the caput of Article 26 shall be amended as follows:

“Art. 26 – The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.”

III.	To establish a procedure for replacing the Chief Executive Officer and the other Executive Officers when such officers are absent on business-related travel, or are temporarily unable to perform their duties, or are temporarily absent or on leave, or permanently vacate their positions, Article 27 Paragraphs 1º and 2º and the numbering of subsequent paragraphs shall be adjusted as follows:

“Art. 27 – The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1º — In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2º -In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term.

§3º — Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4º — Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.”

IV.	In order to allow the meetings of the Executive Board to be held by teleconference, videoconference, or any other means of communication, Article 29 shall be amended as follows:

“Art. 29 – The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute; and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication.”

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V.	To adjust the responsibilities of the Executive Development Committee and Governance and

Sustainability Committee with relation to issuing reports dealing with health and safety-related policies, Article 21 Item IV shall be amended and Article 25 shall be expanded by including an Item IV, as follows:

“Art. 21 – The Executive Development Committee shall be responsible for: (...)”.

IV – issuing reports on health and safety policies proposed by the Executive Board” “Art. 25 – The Governance and Sustainability Committee shall be responsible for: (...)

IV – issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.”

VI.	To correspond with the proposed amendment to Article 27 as set forth in Item III herein Article 33 Item VI shall be adjusted as follows:

“Art. 33 (...)

VI — indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Art. 27 Subsection II – Workings.”
     We hereby submit to you, the Shareholders of CVRD, for approval during the Extraordinary General Meeting of CVRD Shareholders, to be held in August 2007 in compliance with the legal and statutory requirements, the above proposal for the amendment and consolidation of the CVRD By-Laws.
Rio de Janeiro, July 26, 2007.
EXECUTIVE BOARD
BOARD OF DIRECTORS

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2007	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations